

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION



May 19, 2004

Brigid Rentoul, Esq.
Linklaters
One Silk Street
London EC2T 8HQ
United Kingdom

Re: **UCB S.A. – Request for Exemption for Rules 14d-11 and 14e-5**
Division of Market Regulation File No.: TP 04-57
Division of Corporation Finance File No.: 1-10817

Dear Ms. Rentoul:

This is in response to your letter dated May 18, 2004. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

The United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) on the basis of your representations and the facts presented, but without necessarily concurring in your analysis, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (City Code);
- Celltech Group plc (Celltech), a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of ordinary shares (Ordinary Shares) of the Company by (i) UCB S.A., a company organized under the laws of the Kingdom of Belgium, or (ii) any adviser, broker or other financial institution, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the City Code; and
- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and

Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Ordinary Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer, shall be made in the United States;
2. The Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Ordinary Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Ordinary Shares to the extent such information is made public in the United Kingdom pursuant to the City Code;
4. The Prospective Purchasers shall comply with any applicable rules of the United Kingdom Organizations including the City Code and the rules and regulations of the United Kingdom Listing Authority and the London Stock Exchange;
5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the London Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 5.a. and 5.b. to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

Based on the representations in your letter but without necessarily concurring in your analysis, the Commission hereby also grants exemptions from Section 14(d)(5) of the Exchange Act and Rule 14d-11 of Regulation 14D, to permit UCB to keep the Subsequent Offer Period open for more than twenty US business days, as permitted by the UK City Code. In addition, based on the representations in your letter but without necessarily concurring in your analysis, the staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action if UCB terminates the

Initial Offer Period and thereby ends withdrawal rights before the scheduled expiration of a voluntary extension of the Initial Offer Period, so long as at the time withdrawal rights terminate (i) the Initial Offer Period has been open for at least 20 US business days; and (ii) all Offer conditions have been satisfied or waived. In this regard, we note that in the case of any early termination of a voluntary extension of the Initial Offer Period, UCB will act in accordance with the Commission's interpretative guidelines as set forth in Section II.B of Release No. 33-7759 (January 24, 2000).

The foregoing exemptions and no-action position are based solely on your representations and the facts presented in your letter dated May 18, 2004, and are strictly limited to the application of the rules and statutory provisions listed above to your proposed transaction. Such transaction should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Market Regulation and Corporation Finance express no view with respect to any other questions that the proposed transaction may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance
pursuant to delegated authority



Mauri L. Osheroff
Associate Director
Division of Corporation Finance

For the Commission,
by the Division of Market Regulation
pursuant to delegated authority



James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

Linklaters

One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Group 4 Fax (44-20) 7374 9318
DX Box Number 10 CDE
Direct Line (44-20) 7456 3370
Direct Fax (44-20) 7456 2222
brigid.rentoul@linklaters.com

Ms. Mauri Osheroff
Associate Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Mr. James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

May 18, 2004

Our Ref BR/TBS

Recommended Cash Offer by UCB S.A. for Celltech Group plc

Dear Ms. Osheroff and Mr. Brigagliano,

We are writing on behalf of UCB S.A. ("**UCB**"), a company organized under the laws of the Kingdom of Belgium. UCB, directly or through a subsidiary, intends to make a cash tender offer (the "**Offer**") for all the outstanding ordinary shares, nominal value 50 pence sterling per share (the "**Ordinary Shares**"), of Celltech Group plc, a public limited company incorporated under the laws of England and Wales ("**Celltech**"), and all the American Depositary Shares evidencing Ordinary Shares (the "**ADSs**"). UCB expects that the Offer will be recommended by the board of directors of Celltech. UCB announced the Offer at 7:00 a.m. (London time) on May 18, 2004 (the "**Announcement Date**").

We respectfully request that the Securities and Exchange Commission (the "**Commission**") grant (i) exemptive relief from Section 14(d)(5) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") and Rule 14d-11 thereunder, so as to permit UCB, under certain circumstances, to keep the Subsequent Offering Period (as defined below under "Proposed Offer Structure") open beyond 20 U.S. business days[1] and (ii) exemptive relief from Rule 14e-5 under the Exchange Act.[2] In addition, we are requesting on behalf of UCB that the staff of the Division of Corporation Finance confirm that they will not recommend that the Commission take enforcement action against UCB if it terminates the Initial Offer Period and thereby ends the withdrawal rights before the scheduled expiration of any voluntary extension of the Initial Offer Period (as defined below under "Proposed Offer Structure"), so long as the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived.

Background

Celltech Group plc

Celltech, headquartered in Berkshire, England, is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act and its Ordinary Shares and ADSs are registered with the Commission pursuant to Section 12(b) of such Act. According to publicly available documents, including Celltech's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, Celltech is a large European-based biopharmaceutical company. Its business is comprised of discovery and development activities and the manufacturing, marketing and distribution of its products through its international pharmaceutical business. Celltech derives its revenues primarily from technology and product licensing and pharmaceutical sales. Celltech was founded in 1980 as the result of a British government initiative to compete with the growing American biotechnology industry. It has experienced significant growth in the past few years through several acquisitions. In 1999, Celltech merged with Chiroscience, establishing the basis for its discovery and development activities; in 2000, Celltech acquired Medeva plc, which further developed its pharmaceutical business; and in 2003, Celltech acquired Oxford GlycoSciences plc, which complemented its existing business lines. For the fiscal year ended December 31, 2002, in accordance with accounting principles generally accepted in the United Kingdom, Celltech generated total revenue of £329.6 million and had total assets of £800.4 million.

The Ordinary Shares of Celltech are admitted to the Official List of the U.K. Listing Authority (the "**UKLA**") and trade on the London Stock Exchange (the "**LSE**"), which is the principal trading market for Celltech's Ordinary Shares. The ADSs, which are represented by American Depositary Receipts, are listed on the New York Stock Exchange (symbol: CLL). Each ADS evidences two Ordinary Shares.

Based on information provided to UCB by Celltech and other publicly available information, as of April 19, 2004, Celltech had approximately 278.1 million Ordinary Shares issued and outstanding (including those evidenced by ADSs) (the "**Issued Share Capital**"). According to the information

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[1] UCB believes the exemptive relief it is requesting with respect to the Subsequent Offering Period (as defined below) is consistent with the relief granted by the Commission in the following no-action letters: SERENA Software, Inc. Offer for Merant plc (available April 13, 2004); Celltech Group plc Offer for Oxford GlycoSciences Plc (available March 3, 2002); RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); Schlumberger Limited Offer for Sema plc (available July 2, 2001); Amerada Hess Corporation Offer for LASMO plc (available December 13, 2000); and Air Products and Chemicals, Inc. and L'Air Liquide, S.A. Offer for BOC Group plc (available March 10, 2000).

[2] UCB believes the exemptive relief it is requesting with respect to Rule 14e-5 is consistent with the relief granted by the Commission in the following no-action letters: BLB Investors, LLC Offer for Wembley plc (available March 31, 2004); Twins Acquisition, Inc. Offer for IDS Group plc (available June 25, 2003); Celltech Group plc Offer for Oxford GlycoSciences Plc (available March 3, 2002); RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); Vinci Offer for TBI plc (available August 23, 2001); Schlumberger Limited Offer for Sema plc (available February 15, 2001); St David Capital plc Offer for Hyder plc (available August 1, 2000); WPD Limited Offer for Hyder plc (available May 31, 2000); St David Capital plc Offer for Hyder plc (available April 17, 2000); and BP Amoco p.l.c. Offer for Burmah Castrol Plc (available March 13, 2000).

available at such date, there are two non-U.S. institutional holders of the Ordinary Shares that hold 10 per cent. or more of the Issued Share Capital each – one shareholder holds approximately 45.6 million Ordinary Shares (16.4 per cent.) and the other shareholder holds approximately 31.5 million Ordinary Shares (11.3 per cent.). In addition, based on the information mentioned above, it has been estimated that U.S. holders own approximately 51.4 million Ordinary Shares (including those represented by ADSs). Neither UCB nor any of its affiliates own (beneficially or otherwise) any Ordinary Shares.

Based on the foregoing and calculated in accordance with Instruction 2 to Rules 14d-1(c) and (d), UCB estimates that between 25.6 per cent. and 31.6 per cent. (assuming all unidentified shareholders are in the United States) of the Issued Share Capital is beneficially held in the United States and, as a result, intends to rely on the Tier II exemption afforded by Rule 14d-1(d) under the Exchange Act ("**Tier II**") in the context of the Offer.

UCB S.A.

UCB is a pharmaceutical and specialty chemical company that does business through its approximately 50 subsidiaries in Europe, the Americas and Asia. UCB's businesses are focussed in two sectors, UCB Pharma and Surface Specialties. UCB is headquartered in Brussels, Belgium. For the fiscal year ended December 31, 2003, in accordance with generally accepted accounting principles in Belgium, UCB generated total revenue of €3.0 billion and had total assets of €3.1 billion.

The principal trading market for the ordinary shares of UCB (the "**UCB Shares**") is the Brussels Stock Exchange and UCB Shares are quoted on Euronext. UCB does not have any securities listed on any national securities exchange or quoted on The Nasdaq Stock Market, Inc. and UCB is not, and is not required to be, a reporting company under the Exchange Act.

Proposed Offer Structure

The Offer will be made in cash[3] and will be structured as a single offer made concurrently in the United Kingdom, the United States and certain other jurisdictions where the Offer may be legally extended. In accordance with customary practice in the United Kingdom, the Offer will be made outside the United States on behalf of UCB by UCB's financial adviser, and it is expected to be made inside the United State directly by UCB itself.

The Offer will be structured to comply with (i) the rules and regulations of the UKLA and the LSE, (ii) the City Code on Takeovers and Mergers (the "**City Code**") of the United Kingdom and (iii) except as otherwise requested, Regulations 14D and 14E under the Exchange Act as they apply to offers that satisfy the conditions of Tier II. UCB's primary objective in structuring the Offer is to allow for participation by holders of the Ordinary Shares in the United Kingdom and the United States and holders of ADSs, while complying with the generally applicable requirements in those jurisdictions to the greatest extent practicable. The offer document used in connection with the Offer (the "**Offer Document**") will be prepared with a view to complying with the applicable rules and regulations of the UKLA and the LSE and with the City Code and, except as otherwise requested herein, the Exchange Act.

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[3] Celltech shareholders (other than U.S. shareholders and certain other overseas shareholders) who validly accept the Offer will be able to elect to receive Loan Notes instead of some or all of the cash to which they would otherwise become entitled under the terms of the Offer. Loan Notes provide certain tax advantages to U.K. taxpayers. UCB does not propose to register the offering of Loan Notes under the Securities Act of 1933, as amended (the "**Securities Act**"), but, rather, intends to rely on Rule 903 of Regulation S under the Securities Act. Shareholders electing to receive Loan Notes will be required to certify that they are not U.S. persons (as defined in Regulation S). The Loan Notes will not be listed on any U.S. national securities exchange or quoted on The Nasdaq Stock Market, Inc.

The Offer Document will be mailed to all holders of the Ordinary Shares in the United Kingdom and the United States and holders of ADSs within 28 days of the Announcement Date, as required by Rule 30.1 of the City Code. The Offer will remain open for acceptance and withdrawal until the date it becomes or is declared unconditional (the "**Initial Offer Period**"). The Initial Offer Period cannot be less than 20 U.S. business days from the mailing of the Offer Document and can be extended for such additional period or periods as may be determined by UCB ("**Voluntary Extensions**") and as may be mandated by the provisions of Regulations 14D and 14E under the Exchange Act (subject to any exemptive relief granted herein) or the City Code ("**Mandatory Extensions**") but not beyond midnight on the 60th calendar day after mailing or such later date as to which The Panel on Takeovers and Mergers (the "**Panel**"), which administers the City Code, may agree.

Once the Offer becomes or has been declared unconditional (i.e., all conditions of the Offer have been satisfied or, where permissible, waived), UCB will have acquired all Ordinary Shares and all ADSs with respect to which it has received valid acceptances (and which have not been withdrawn) during the Initial Offer Period and will, in accordance with the City Code, pay for all such accepted Ordinary Shares and ADSs within 14 calendar days.

If the Offer becomes or is declared unconditional, the Offer must, in order to comply with the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as UCB deems appropriate (the "**Subsequent Offering Period**"). All valid acceptances received during the Subsequent Offering Period will be paid for within 14 calendar days of the date of receipt. As permitted by the City Code and in accordance with U.K. market practice, UCB intends to keep the Subsequent Offering Period open at least until the compulsory acquisition procedures under the Companies Act 1985 of Great Britain (the "**Companies Act**") are completed (which would normally be three months after an offer becomes unconditional). Rule 31.2 of the City Code requires that notice of the termination of the Subsequent Offering Period must be given not less than 14 calendar days prior to such termination. During the Subsequent Offering Period, acceptances (whether received before or during the Subsequent Offering Period) will not be capable of withdrawal.

Holders will be able to withdraw acceptances at any time prior to the specified time on the last day of the Initial Offer Period. If UCB were to waive a material offer condition within the meaning of Rule 14d-4(d), UCB would, in the absence of any further exemptive relief granted by the Commission, follow the procedures discussed in Release No. 34-24296 (April 3, 1987) (the "**Waiver Release**") and extend the Initial Offer Period (during which holders are able to withdraw acceptances) for the applicable period of time. However, UCB may voluntarily extend the Initial Offer Period when it is not required to do so under either the Exchange Act or the applicable rules and regulations thereunder or the City Code. If UCB were voluntarily to extend the Initial Offer Period, in accordance with U.K. market practice, UCB may terminate this period before its scheduled expiration date but to accommodate the requirements of the Exchange Act will do so only if the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived. Termination of the Initial Offer Period in these circumstances eliminates the uncertainty that would otherwise prevail if the Offer were to be treated as if it was still conditional, when in fact it is not, and enables accepting shareholders to receive their Offer consideration at an earlier date. UCB anticipates that, in practice, any such early termination of a Voluntary Extension will occur only after UCB has given notice of a reduction in the percentage threshold in the acceptance condition as described below.

In accordance with the Commission's interpretation set forth in Section II.B of Release No. 33-7759 (the "**Cross-Border Release**"), the Offer will provide that UCB will make an announcement five U.S. business days prior to the date on which any reduction in the percentage threshold in the acceptance condition may be effected, stating the percentage to which the acceptance condition may be reduced. Any such announcement will be made through a press release and by placing an advertisement in a newspaper of national circulation in the United States. Any such announcement will advise shareholders to withdraw their acceptances immediately if their willingness to accept the Offer would be affected by a reduction of the acceptance condition. In addition, disclosure regarding the procedure for reducing the acceptance condition will be included in the Offer Document.

The Subsequent Offer Period and Rule 14d-11

Pursuant to Rule 14d-11 under the Exchange Act, offerors may elect to provide a Subsequent Offering Period of from three U.S. business days to 20 U.S. business days during which tenders will be accepted, if certain conditions are satisfied, but during which withdrawal rights will not apply.

As indicated above, in the United Kingdom, transactions are usually structured so as to keep the Subsequent Offering Period open for a period longer than the mandatory 14 calendar days under the City Code, and longer than the 20 U.S. business days provided for under Rule 14d-11, often indefinitely, or at least until the compulsory acquisition procedures are completed (which would normally be three months after an offer becomes unconditional) so as to receive acceptances of 90 per cent. of the target company's outstanding shares and allow employees whose options vest on a change of control (usually when an offer is unconditional) to participate in the offer. Sometimes an offeror announces that the Subsequent Offering Period will be held open until further notice. In these circumstances, under the City Code, the offeror must give 14 calendar days' notice prior to closing the Subsequent Offering Period.

UCB's goal is the acquisition of 100 per cent. ownership of Celltech. In a typical tender offer for a U.S. company, 100 per cent. ownership can be achieved through a second-step merger once a majority (or sometimes two-thirds) of the target company's stock is acquired in the tender offer. However, in a tender offer for a U.K. company, 100 per cent. ownership can be achieved through compulsory acquisition procedures only if, broadly, at least 90 per cent. of the target company's outstanding shares are acquired. Accordingly, for UCB's goal of 100 per cent. ownership to be achieved, 90 per cent. of the Ordinary Shares (including those represented by ADSs) must be accepted in the Offer or be acquired in compliance with the Companies Act by or on behalf of UCB while the Offer is open for acceptance.

The expectation is that additional acceptances in the Subsequent Offering Period will cause the 90 per cent. threshold to be reached and that the Subsequent Offering Period will be extended as permitted by the City Code to achieve the 100 per cent. goal. Provided the 90 per cent. threshold is reached within four months after the date the offer document is mailed to the target's shareholders, an offeror is then entitled to acquire the target company's remaining shares on the same terms as the offer pursuant to the compulsory acquisition provisions in the Companies Act.

UCB thus seeks permission to allow the Subsequent Offering Period to remain open for longer than 20 U.S. business days, in accordance with the City Code and the U.K. procedure as stated above. We do not believe that this request represents a material departure from the requirements of the Exchange Act, as we understand that all Ordinary Shares and ADSs with respect to which acceptances have been received during the Subsequent Offering Period will, as a matter of English contract law, be acquired immediately upon receipt of the acceptances (i.e., ownership will pass to UCB on receipt of the acceptance) and paid for within 14 calendar days as required by Rule 31.8 of the City Code.

The Offer will be subject to several other conditions which are generally customary for U.K. offers of this type, including obtaining European and U.S. antitrust clearance.

Purchases Outside the Offer and Rule 14e-5

In the United Kingdom, purchases of a target's securities by a bidder or a person acting for the account or benefit of the bidder outside an offer are permitted, subject to certain limitations, and such purchases are common in connection with offers for U.K. companies. Under the City Code, UCB and its advisers and brokers are permitted to purchase Ordinary Shares in the open market or otherwise prior to and during the conduct of, but outside, the Offer, subject to certain limitations, including as to price (as described below).

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities. Purchases of Ordinary Shares by UCB or other covered persons acting for the account or benefit of UCB outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer.

Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to the level of any higher purchase price outside the Offer. In addition, under Rule 8.1 of the City Code any purchases outside the Offer by any party to the transaction (including the offeror and any adviser, broker or other financial institution acting as its agent) are required to be disclosed on a next-day basis to a Regulatory Information Service, as set out in Schedule 12 of the U.K. Financial Services Authority Listing Rules, and the Panel. Disclosures of these purchases attract significant publicity by their very nature and they are disseminated on dealers' trading screens throughout the London market.

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act, namely that there be a purchase of a security "by use of the mails or by any means or instrumentality of interstate commerce or of any facility of a national securities exchange", would be satisfied if UCB, or financial institutions acting on its behalf, made purchases of, or arrangements to purchase, Ordinary Shares outside the United States. We nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5, on the conditions set forth below. We have been requested by UCB to emphasise that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Ordinary Shares outside the United States in the absence of such exemptive relief.

Irrevocable Undertakings

Certain large institutional shareholders as well as the directors of Celltech, in each case outside of the United States, may be asked, as is typical in U.K. takeovers, to undertake irrevocably to accept the Offer in respect of their holdings of Ordinary Shares. No additional compensation will be paid to these shareholders and they will receive their offer consideration at the same time as the other Celltech shareholders that accept the Offer.

Under English law, an irrevocable undertaking is an agreement of a shareholder to accept an offer when made and, in some cases, not to accept a competing offer during the pendency of the first offer. An irrevocable undertaking is not treated by the City Code as a purchase, and the City Code permits bidders to enter into irrevocable undertakings at any time, subject to certain limitations. We note for emphasis that any Ordinary Shares subject to an irrevocable undertaking would be purchased in the Offer, and consequently, count towards satisfying the minimum acceptance condition under the City Code. Acceptance of the Offer in respect of Ordinary Shares which are the subject of irrevocable undertakings represent tenders subject to both the terms and conditions of the Offer and the City Code. Accordingly, we are not requesting exemptive relief from Rule 14e-5 with respect to such shareholders entering into irrevocable undertakings.[4]

Requested Exemptive Relief and Confirmation

Based on the foregoing, we respectfully request on behalf of UCB exemptive relief for the Offer from the provisions of Section 14(d)(5) of the Exchange Act and Rule 14d-11 thereunder, to permit UCB to keep the Subsequent Offering Period open beyond 20 U.S. business days in compliance with the City Code. Also, we request on behalf of UCB that the staff of the Division of Corporation Finance confirm that they will not recommend that the Commission take enforcement action against UCB if it terminates the Initial Offer Period and thereby ends the withdrawal rights before the scheduled expiration of any voluntary extension of the Initial Offer Period so long as the following conditions are met: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the Offer have been satisfied or waived. As stated earlier under "Proposed Offer Structure", if UCB were to waive a material offer condition within the meaning of Rule 14d-4(d), UCB would, in the absence of any further exemptive relief granted by the Commission, follow the procedures discussed in the Waiver Release.

In addition, we respectfully request that UCB and any adviser, broker or other financial institution acting as its agent (the "**Prospective Purchasers**") be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Ordinary Shares or ADSs, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in the United Kingdom pursuant to the City Code;

(d) the Prospective Purchasers shall comply with any applicable rules in the United Kingdom, including the City Code and the rules and regulations of the UKLA and the LSE;

(e) upon request of the Division of Market Regulation (the "**Division**"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price;

[4] See, e.g., Celltech Group plc Offer for Oxford GlycoSciences Plc (March 3, 2003); RWE Aktiengesellschaft Offer for Innogy Holdings plc (available March 22, 2002); Vinci Offer for TBI plc (August 23, 2001); St. David Capital plc Offer for Hyder plc (August 1, 2000); and WPD Limited Offer for Hyder plc (May 31, 2000).

and (ii) if not executed on the LSE, the exchange, quotation system or other facility through which the purchase occurred;

(f) upon request of the Division, the Prospective Purchasers shall transmit the information specified in clauses (e)(i) and (e)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to enquiries of the Division relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

Finally, we note the existence of the Memorandum of Understanding on Exchange of Information between the Commission and the U.K. Department of Trade and Industry in Matters Relating to Securities and the U.S. Commodity Futures Trading Commission and the U.K. Department of Trade and Industry in Matters Relating to Futures dated September 25, 1991.

Conclusion

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed.

We respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact the undersigned at 011 44 20 7456 3370 or Thomas B. Shropshire, Jr. at 011 44 20 7456 3223. For your convenience, we may be contacted via e-mail at brigid.rentoul@linklaters.com and tom.shropshire@linklaters.com, respectively.

Yours sincerely,



Brigid Rentoul

cc: Paul Dudek, *Chief, Office of International Corporate Finance, Securities and Exchange Commission*

Brian Breheny, *Chief, Office of Mergers and Acquisitions, Securities and Exchange Commission*

Jettie Van Caenegem, *Group General Counsel, UCB S.A.*